Exhibit 99.9

CONSENT OF  M. ALFARO

I hereby consent to the use of my name in connection with the following document, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral resource estimates of the C1 Santa Luz Property; and

2.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the C1 Santa Luz Property and the properties described therein.

Date: March 31, 2008

/s/ Marco Alfaro
Name: Marco Alfaro
Title: Mining Engineer, MAusiMM 229692